DLA Piper LLP (US) 51 John F. Kennedy Parkway Suite 120 Short Hills, New Jersey 07078-2704 www.dlapiper.com Emilio Ragosa, Esq. Emilio.Ragosa@us.dlapiper.com T 973.307.3004 F 973.215.2804

OUR FILE NO. 392227-000001
August 20, 2019
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Division of Corporation Finance
Office of Healthcare & Insurance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	PDS Biotechnology Corporation
Registration Statement on Form S-1
Filed August 2, 2019
File No. 333-232988

Ladies and Gentlemen:

On behalf of PDS Biotechnology Corporation, a Delaware corporation (the “Company”), we respectfully submit this letter in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 14, 2019 (the “Letter”) regarding the Company’s Registration Statement on Form S-1 filed on August 2, 2019 (File No. 333-232988) (the “Registration Statement”).  In response to the Letter, the Company intends to revise the Registration Statement in an Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, as set forth below.  In this letter, we have recited the comment from the Staff in italicized type and have followed the comment with the Company’s response.

Registration Statement on Form S-1

General

1.
We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.”  Please include a description of capital stock section in the prospectus to describe this provision and disclosure whether this provision applies to actions arising under the Securities Act or Exchange Act.  In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.  If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

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Division of Corporation Finance
August 20, 2019
Page two

RESPONSE:        The Company’s eighth amended and restated certificate of incorporation, as amended (the “Certificate of Incorporation”), provides that, unless the Company consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum, to the fullest extent permitted by applicable law, for: (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders; (c) any action asserting a claim arising pursuant to the General Corporation Law of the State of Delaware, the Certificate of Incorporation, or the Second Amended and Restated Bylaws of the Company; or (d) any action asserting a claim against the Company governed by the internal affairs doctrine. This provision follows established Delaware case law and legislation and is not intended to apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, while any person or entity purchasing or otherwise acquiring any interest in any of the Company’s securities shall be deemed to have notice of and consented to these provisions, the Company’s exclusive forum provision will not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and the Company’s stockholders will not be deemed to have waived the Company’s compliance with these laws, rules and regulations.

In response to the Staff´s comment, the Company has added a new risk factor in Amendment No. 1 to clarify that the Company’s exclusive forum provision in the Certificate of Incorporation does not apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act. For the Staff’s convenience, the full text of the new risk factor included in Amendment No. 1 is copied below:

“Our eighth amended and restated certificate of incorporation, as amended, provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our eighth amended and restated certificate of incorporation, as amended, provides that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum, to the fullest extent permitted by law, for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (c) any action asserting a claim arising pursuant to the DGCL, our eighth amended and restated certificate of incorporation, as amended, or our second amended and restated bylaws; or (d) any action asserting a claim against us governed by the internal affairs doctrine. This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

If a court were to find the choice of forum provision contained in our eighth amended and restated certificate of incorporation, as amended, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.”

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Division of Corporation Finance
August 20, 2019
Page three

Additionally, to help the Company’s stockholders understand the scope of the exclusive forum selection clause going forward, the Company will include disclosure in its future periodic filings to clarify that the exclusive forum selection provision in the Certificate of Incorporation does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act.

Sincerely,

DLA Piper LLP (US)

By:	/s/ Emilio Ragosa, Esq.
Emilio Ragosa, Esq.

cc:	Frank Bedu-Addo, Ph.D.
President and Chief Executive Officer
PDS Biotechnology Corporation